40-33

FRANKLIN TEMPLETON INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL 811-21358
(Franklin T. High Yield ?)
Branch 18

SEC MAIL RECEIVED PROCESSING
AUG 20 2007
WASH. D.C. 186 SECTION

August 13, 2007

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: ***Strigliabotti, et al. v. Franklin Resources, Inc., et al.*, Case No. C-04-0883SI**

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing an order dismissing with prejudice the above previously-reported case.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
SEP 20 2007
THOMSON FINANCIAL

Encls.

07060331

27080-2

Daniel A. Pollack *(pro hac vice)*
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Telephone: (212) 575-4700

Boris Feldman, State Bar No. 128838
WILSON SONSINI GOODRICH & ROSATI
650 Page Mill Road
Palo Alto, California 94303-1050
Telephone: (650) 493-9300

Attorneys for Franklin Resources, Inc., et al.

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al.,

Plaintiffs,

v.

FRANKLIN RESOURCES, INC., et al.,

Defendants.

Case No. C-04-0883-SI

STIPULATION OF DISMISSAL

The above-titled action is hereby dismissed with prejudice and without costs.

RICHARDSON, PATRICK, WESTBROOK
& BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401

by ____________________
Michael J. Brickman

JOHNSON, POPE, BOKOR, RUPPEL
& BURNS, LLP
403 East Madison Street
Suite 400
Tampa, FL 33602

by______________________
Guy M. Burns

KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

by______________________
Michael D. Woerner

-and-

LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, CA 94111

by______________________
Ronald Lovitt

Counsel for Plaintiffs

JOHNSON, POPE, BOKOR, RUPPEL
& BURNS, LLP
403 East Madison Street
Suite 400
Tampa, FL 33602

by______________________________
Guy M. Burns

KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

by______________________________
Michael D. Woerner

-and-

LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, CA 94111

by______________________________
Ronald Lovitt

Counsel for Plaintiffs

JOHNSON, POPE, BOKOR, RUPPEL
& BURNS, LLP
403 East Madison Street
Suite 400
Tampa, FL 33602

by_______________________
Guy M. Burns

KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

by_______________________
Michael D. Woerner

-and-

LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, CA 94111

by_______________________
Ronald Lovitt

Counsel for Plaintiffs

POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036

by [signature]
Daniel A. Pollack

-and-

WILSON SONSINI GOODRICH & ROSATI
650 Page Mill Road
Palo Alto, California 94303-1050

by [signature]
Boris Feldman

Counsel for Defendants

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

IT IS SO ORDERED
[signature]
Judge Susan Illston

08/09/07

END